June 25, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karl Hiller and John Coleman,

Re: Responses to the Securities and Exchange Commission

Staff Comments dated June 2, 2025, regarding

Lithium Argentina AG

Form 20-F filed March 31, 2025

File No. 001-38350

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the June 2, 2025  letter regarding the above-referenced Annual Report on Form 20-F (the "Form 20-F") of Lithium Argentina AG (the "Company", "we," "our," or "us") filed on March 31, 2025 with the SEC. Following the transmission of this letter, the Company will be filing via EDGAR an amendment to the Form 20-F (the "Form 20-F/A"), responding to the Staff's comments and including certain other revisions and updates to the Form 20-F.

For your convenience, the Staff's comment is included below and we have numbered our response accordingly. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Form 20-F.

Our response is as follows:

Form 20-F for the Fiscal Year ended December 31, 2024

Information on the Company

D. Property, Plants and Equipment, page 31

Staff Comment No. 1.

Please revise the footnotes to the tabulations on pages 42, 43 and 46 to comply with the requirements for Table 1 and Table 2 to Item 1303(b) of Regulation S-K, to disclose the price for each commodity, together with the time-frame and point of reference used, in estimating the resources and reserves reported therein.

Company's Response:

In response to the Staff's comment, we will modify the footnotes to the tabulations on pages 42, 43 and 46 to comply with the requirements for Table 1 and Table 2 to Item 1303(b) of Regulation S-K, to disclose the price for each commodity, together with the time-frame and point of reference used, in estimating the resources and reserves reported therein.

In the table titled "Summary of 2019 Mineral Resource Estimate For Lithium Exclusive Of Mineral Reserves - Current as of December 31, 2024" on page 42 of the Form 20-F, we will replace prior Footnote 8 with the following footnote in the Form 20-F/A:

"The commodity price of $20,000/tn for lithium carbonate (2025) for the life of the project was used to assess the economic viability for the mineral estimates."

In the table titled "Summary of 2019 Mineral Resource Estimate for Lithium Represented as LCE, Exclusive of Mineral Reserves - Current as of December 31, 2024" on page 43 of the Form 20-F, we will replace prior Footnote 9 with the following footnote in the Form 20-F/A:

"The commodity price of $20,000/tn for lithium carbonate (2025) for the life of the project was used to assess the economic viability for the mineral estimates."

In the table titled "Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)" on page 46 of the Form 20-F, we will replace prior Footnote 10 with the following footnote in the Form 20-F/A:

"The commodity price of $20,000/tn for lithium carbonate (2025) for the life of the project was used to assess the economic viability for the mineral estimates."

The tables with the resource estimates contained the reference point in the footnotes, however, in the table titled "Summary of Estimated Proven and Probable Mineral Reserves (Without Processing Efficiency)", we will add the following:

"The point of reference is brine pumped from the wellfield to the evaporation ponds."

Item 19. Exhibits

15.2, page 178

Staff Comment No. 2.

Please confer with the qualified persons who prepared the technical report summary and address the need for disclosure regarding your mineral resource and mineral reserve cut-off grades pursuant to Item 601(b)(96)(iii)(B)(11)(iii) and Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K. Such disclosures should include an explanation of how the cut-off grades were calculated, the assumed commodity prices and costs, the time-frame used in estimating prices and costs, and the reasons the time-frame utilized is considered to be appropriate, in their view.

Company's Response:

In response to the Staff's comment, we conferred with the applicable qualified persons and will revise the technical report summary to include the following discussion of mineral resource and mineral reserve cut-off grades:

"Discussion of Cut-Off Grade

A lithium cut-off concentration grade of 300 mg/L was conservatively applied for the 2019 Mineral Resource and Reserve Estimate. For comparison of the utilized cut-off grade to a breakeven cut-off grade calculation, the following analytical formula can be used based on the controlling inputs as quantified for LOM:

Where:

Total Capital Expenditure= US$ 1,970 million
Total Operating Expenditure = US$ 9,529 million
Cost of Capital = US$ 197 million (10 percent of Total Capital)
Total Brine Extracted = 1,012 Mm3
Conversion from Li to Li2CO3 (LCE) = 5.323
Projected LCE Price = US$ 20,00 per meric ton of LCE
Export Duties =4.31%
Royalties= 1.6%
Calculated Recovery= 53.7%

Resulting in a calculated breakeven cut-off grade of approximately 215 mg/L.

Considering the economic value of the brine relative to production costs, the applied cut-off grade of 300 mg/L is considered conservative with respect to the overall estimated resource. Resource model domains with lithium concentrations below this threshold were excluded from the estimate. Under these assumptions, a reasonable basis has been established to support the prospect of eventual economic extraction. Moreover, the selected cut-off grade is consistent with values used in other projects at a similar study level and employing comparable processing methodologies.

The applied 300 mg/L cut-off grade, which is more conservative than the breakeven cut-off grade of 215 mg/L, provides a margin of precaution considering potential lithium price volatility. Despite this conservative estimate, the cut-off remains well below the average lithium grade of the Measured and Indicated Resources (589 mg/L). The average grade of the Proven and Probable Reserves is even higher at 607 mg/L, representing a flux-weighted composite of brine routed to the evaporation ponds. Lithium concentrations from individual production wells and the overall reserve average  substantially exceed the applied cut-off, reinforcing the economic viability of the project.

Key factors that may influence the resource and reserve estimates include: the position and extent of aquifer boundaries; the lateral continuity of principal aquifer zones; potential dilution from fresh and brackish water sources within the wellfield; variability in aquifer parameters within specific hydrostratigraphic units; assumptions regarding commodity prices, hydrogeologic and metallurgical performance, and extraction efficiency; as well as the methods used to assign brine densities and assess reasonable prospects for eventual economic extraction."

While we do not consider the absence of such disclosure regarding mineral resource and mineral reserve cut-off grades pursuant to Item 601(b)(96)(iii)(B)(11)(iii) and Item 601(b)(96)(iii)(B)(12)(iii) of Regulation S-K to be material, we will voluntarily update and refile the technical report summary in the near future.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (778) 986-6070 or alex.shulga@lithium-argentina.com, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376 or guttman.james@dorsey.com.

Sincerely, Lithium Argentina AG

/s/ Alex Shulga
Name: Alex Shulga
Title: Chief Financial Officer

cc:    James Guttman, Dorsey & Whitney LLP